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                                                                  EXHIBIT (a)(5)

[THE FOLLOWING IS THE TEXT OF A COVER LETTER THAT THE REGISTRANT INTENDS TO SEND BY ELECTRONIC MAIL WITH THE OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS AND RELATED EXHIBITS, INCLUDING THE STATEMENT OF STOCK OPTION GRANTS AND ELECTION FORM, ON OCTOBER 16, 2002.]

October 16, 2002

Dear Sonus Employee,

    I am happy to announce that Sonus will offer employees the opportunity to exchange their eligible options, which are all outstanding options with an exercise price of $0.67 or more per share, for new options to purchase shares of our common stock. The grant of stock options to employees has been one of the ways we ensure that our employees participate in the long-term success of Sonus. We are establishing the exchange program in order to provide employees with the benefit of owning stock options that, over time, may have a greater potential to increase in value and to create better performance and retention incentives than the options you are currently holding, and thereby increase stockholder value.

    The eligible options may be outstanding options granted under our Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (the "1997 Plan") or the telecom technologies, inc. Amended and Restated 1998 Equity Incentive Plan (the "TTI Plan"). You can only participate in this exchange if you: (1) hold eligible options, (2) are an employee of Sonus or one of its wholly-owned subsidiaries on the date this offer is made (other than an executive officer),
(3) continue to be an employee of Sonus or one of its wholly-owned subsidiaries on the date this offer expires; and (4) have not received a notice of termination of employment on or before the date this offer expires.

    All employees who may have stock options eligible for this offer to exchange will be receiving this email, which includes the following attachments:
(1) Offer to Exchange Outstanding Stock Options, (2) Form of Statement of Stock Option Grants and Election Form, (3) Form of Withdrawal Notice, (4) Form of Promise to Grant Stock Options, (5) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the 1997 Plan, and (6) Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the TTI Plan. Hard copies of the final documents will subsequently be mailed to all eligible employees at their home or business addresses. In order to review your stock option grants and determine whether such options are eligible under the terms of this offer, you may access your current stock option records from Sonus by visiting your e-trade account or by contacting Bill Crowe, Treasury Manager of Sonus, at exchangeprogram@sonusnet.com or (978) 589-8414.

    If you choose to participate in this offer and elect to exchange any of your eligible options, you must properly complete and deliver the Statement of Stock Option Grants and Election Form to us by the expiration date of the offer to exchange. Provided that we do not reject your request for exchange (which we may do at our discretion):

    - the stock options you have elected to tender (surrender) will be cancelled; and

    - for every eligible option to purchase one share of common stock that you surrender, you will receive an option to purchase one share of common stock on or after the first business day six months and one day following the expiration of this offer, subject to adjustment for any stock splits, reverse stock splits, stock dividends or similar events.

    If we accept and cancel the tendered options on November 14, 2002, as currently anticipated, we expect to grant the new options on or after May 19, 2003. The new options will have an exercise price equal to the fair market value of a share of our common stock on the date the new options are granted, as determined by the closing price of our common stock on the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted
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or listed or, if our stock is not quoted or listed at that time, then as otherwise determined by the compensation committee of the board of directors.

    Please note that according to the terms of the offer, as described in the Offer to Exchange Outstanding Stock Options, in order to receive new options, you must remain an employee of Sonus or one of its subsidiaries from the date you surrender your options through the grant date for the new options. If you do not remain an employee for the required period or you receive a notice of termination, you will not receive any new options and you will not receive any other consideration for the eligible options tendered by you and cancelled by Sonus.

    The details and conditions of this voluntary offer are described in the Offer to Exchange Outstanding Stock Options, dated October 16, 2002, attached hereto. You should carefully read the Offer to Exchange Outstanding Stock Options and the Statement of Stock Option Grants and Election Form before you decide whether to tender all or a portion of your eligible options. A tender of options involves risks, which are discussed in the Offer to Exchange Outstanding Stock Options. Sonus' board of directors makes no recommendation as to whether your should tender or refrain from tendering your eligible options in this offer to exchange. No officer, director or employee of Sonus has been authorized to make any recommendation regarding whether or not you should participate in this offer to exchange. We urge you to consult with your personal advisors if you have questions about this offer or your financial or tax situation.

    To participate in this offer to exchange and tender eligible options, you must properly complete and return to us a signed copy of the Statement of Stock Option Grants and Election Form prior to the expiration of Sonus' offer to exchange, as described in the Offer to Exchange Outstanding Stock Options. Unless we extend this offer to exchange, the expiration date will be November 14, 2002. If we do not receive a signed election form from you by 5 p.m., Eastern Time, on the expiration date of this offer to exchange, you will not be able to participate.

    If you tender options for exchange, you may withdraw such election to exchange options at any time prior to the expiration of this offer by submission of a signed Withdrawal Notice. Your signed Withdrawal Notice must be submitted to us, in accordance with the instructions therein, on or before 5 p.m., Eastern Time, on the expiration date of this offer to exchange.

    A special tender offer email address, exchangeprogram@sonusnet.com, will be available for you to submit administrative questions about this offer. If you wish to speak to someone regarding your administrative concerns, you may contact Bill Crowe, Treasury Manager of Sonus, at (978) 589-8414.

    This special offering is intended to demonstrate our appreciation of your efforts and acknowledge the value of your contributions to Sonus. We are establishing the exchange program in order to provide employees with the benefit of owning stock options that, over time, may have a greater potential to increase in value. Again, thank you for your continued efforts on behalf of Sonus.

                                          Best regards,
                                          Hassan M. Ahmed
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER